Exhibit AB

Execution Version

UNIT PURCHASE AGREEMENT

This UNIT PURCHASE AGREEMENT (this “Agreement”), dated as of September 7, 2023, is entered into by and between Western Gas Resources, Inc., a Delaware corporation (“WGR”), and Western Midstream Partners, LP, a Delaware limited partnership (“WES”).  WGR and WES are each referred to herein as a “Party,” and collectively as the “Parties.”  Capitalized terms used but not otherwise defined herein have the meaning set forth in that certain Second Amended and Restated Agreement of Limited Partnership of Western Midstream Partners, LP, dated as of December 31, 2019 (the “Partnership Agreement”).

RECITALS

WHEREAS, Occidental Petroleum Corporation, a Delaware corporation, owns, indirectly, 100% of the issued and outstanding common stock of Anadarko Petroleum Corporation, a Delaware corporation, which owns, directly or indirectly, 100% of the issued and outstanding common stock of WGR;

WHEREAS, WGR owns 161,319,520 common units representing limited partner interests in WES (“Common Units”);

WHEREAS, the Parties have agreed that WES will purchase 5,100,000 Common Units from WGR (the “Subject Units”), and WGR will sell to WES the Subject Units on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of WGR, by unanimous written consent, (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of WGR; and (ii) approved this Agreement and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby; and

WHEREAS, the special committee (the “Special Committee”) of the Board of Directors (the “WES GP Board”) of Western Midstream Holdings, LLC, a Delaware limited liability company and the general partner of WES (the “General Partner”), has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of WES; and (ii) approved this Agreement and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, with such approval constituting “Special Approval” as such term is defined in the Partnership Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

ARTICLE I.

DEFINITIONS AND INTERPRETATION

Section 1.0          Definitions.  As used in this Agreement, the following terms shall have the respective meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with, such specified Person through one or more intermediaries or otherwise; provided, however, that (a) with respect to the General Partner, the term “Affiliate” shall not include any Group Member, and (b) with respect to WGR, the term “Affiliate” shall not include the General Partner or any member of the Partnership Group.

“Agreement” has the meaning set forth in the preamble.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” has the meaning set forth in Section 2.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Units” has the meaning set forth in the recitals.

“Control” means, where used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” have correlative meanings.

“Enforceability Exceptions” has the meaning set forth in Section 3.2.

“General Partner” has the meaning set forth in the recitals.

“Governmental Authority” means any federal, state, local, foreign, multi-national, supra-national, national, regional or other governmental agency, authority, administrative agency, regulatory body, commission, board, bureau, agency, officer, official, instrumentality, court or arbitral tribunal having governmental or quasi-governmental powers or any other instrumentality or political subdivision thereof; provided, however, that such term shall not include any entity or organization that is engaged in industrial or commercial operations and is wholly or partly owned by any government, to the extent that such entity or organization is acting in a commercial capacity.

“Group Member” has the meaning assigned to such term in the Partnership Agreement.

“Group Member Agreement” has the meaning assigned to such term in the Partnership Agreement.

“Intended Tax Treatment” has the meaning set forth in Section 5.1.

“Laws” has the meaning set forth in Section 3.3(c).

“Liens” means any security interest, lien, deed of trust, mortgage, pledge, charge, claim, restriction on transfer, easement, encumbrance or other similar interest or adverse right.

“Parties” has the meaning set forth in the preamble.

“Partnership Agreement” has the meaning set forth in the preamble.

“Partnership Group” has the meaning assigned to such term in the Partnership Agreement.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, Governmental Authority or other entity.

“Purchase Price” has the meaning set forth in Section 2.0.

“Special Committee” has the meaning set forth in the recitals.

“Subject Units” has the meaning set forth in the recitals.

“Tax” or “Taxes” means any federal, state, local or foreign income tax, ad valorem tax, excise tax, sales tax, use tax, franchise tax, real or personal property tax, transfer tax, gross receipts tax or other tax, assessment, duty, fee, levy or other governmental charge, together with and including, any and all interest, fines, penalties, assessments, and additions to Tax resulting from, relating to, or incurred in connection with any of those or any contest or dispute thereof.

“Transfer Agent” means Computershare Limited.

“WES” has the meaning set forth in the preamble.

“WGR” has the meaning set forth in the preamble.

Section 1.1        Construction and Interpretation.  Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” or words of like import shall be deemed to be followed by the words “without limitation”; (d) the terms “hereof,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement; and (e) except as otherwise specifically provided in this Agreement, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (A) in the case of agreements or instruments, by waiver or consent, and, in the case of statutes, by succession of comparable successor statues, and (B) all attachments thereto and instruments incorporated therein.  The headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II.

TRANSACTION

Section 2.0         Purchase and Sale of Subject Units.  Pursuant to this Agreement, at the Closing, WES agrees to purchase, and WGR agrees to sell, the Subject Units for a purchase price of $25.00 per unit for an aggregate purchase price of $127,500,000 (the “Purchase Price”).

Section 2.1        Closing.  The Closing shall occur on September 12, 2023 or such other date to which the Parties agree (such date, the “Closing Date”).  At the Closing, (a) WGR shall transfer and surrender the Subject Units to WES; and (b) WES shall pay WGR the Purchase Price.

Section 2.2          Closing Deliveries by WGR to WES.  At Closing, WGR shall deliver to WES:

(a)          the Subject Units; and

(b)          each other document or instrument specified in or as may be reasonably required by this Agreement to be provided by WGR.

Section 2.3          Closing Deliveries by WES to WGR.  At Closing, WES shall deliver to WGR:

(a)          full payment of the Purchase Price, by wire transfer of immediately available funds to the bank account designated by WGR not less than one Business Day preceding Closing;

(b)          an executed copy of the instruction letter to the Transfer Agent regarding the transfer of the Subject Units from WGR to WES; and

(c)          each other document or instrument specified in or as may be reasonably required by this Agreement to be provided by WES.

Section 2.4          Conditions to Closing of WGR.  WGR’s obligation to sell the Subject Units at the Closing is subject to the fulfillment or (to the extent permitted by applicable Laws) written waiver by WGR, on or prior to the Closing Date, of each of the following conditions:

(a)          Representations and Warranties Correct.  The representations and warranties made by WES in ARTICLE IV hereof shall be true and correct in all material respects when made and as of the Closing.  WGR shall have received from WES a certificate to the effect set forth in the preceding sentence, signed by a duly authorized officer thereof.

(b)        Legality.  There shall not be in force any order, judgment or injunction by or with any Governmental Authority enjoining or prohibiting the consummation of the purchase of the Subject Units, and no such order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, shall have been instituted or threatened in writing seeking to impose any such restraint upon, or prohibition of, the consummation of the purchase of the Subject Units hereunder.

Section 2.5          Conditions to Closing of WES.  WES’s obligation to purchase the Subject Units at the Closing is subject to the fulfillment or (to the extent permitted by applicable Laws) written waiver by WES, on or prior to the Closing Date, of each of the following conditions:

(a)          Representations and Warranties Correct.  The representations and warranties made by WGR in ARTICLE III hereof shall be true and correct in all material respects when made and as of the Closing.  WES shall have received from WGR a certificate to the effect set forth in the preceding sentence, signed by a duly authorized officer thereof.

(b)          Legality.  There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority, statute, rule or regulation enjoining or prohibiting the consummation of the sale of the Subject Units hereunder and no such order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, shall have been instituted or threatened in writing seeking to impose any such restraint upon, or prohibition of, the consummation of the sale of the Subject Units hereunder.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF WGR

WGR hereby represents and warrants to WES that:

Section 3.0          Subject Units.  As of the date hereof and immediately prior to the Closing, WGR is the record and beneficial owner of the Subject Units, which are held by WGR free and clear of all Liens except for restrictions on transfer provided for in the Partnership Agreement and pursuant to applicable securities Laws. Neither WGR nor any of its Affiliates, nor any Person on behalf of WGR or any of its Affiliates, has taken, directly or indirectly, any action designed to cause or that would result in, or that constitutes or that might reasonably be expected to constitute, the stabilization or manipulation of the market price of the Common Units.

Section 3.1         Organization and Existence.  WGR is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in each jurisdiction where the nature of its business or the ownership of its properties requires it to be qualified, except to the extent that the failure to be so qualified would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on WGR and would not prevent, materially delay or materially impede the performance by WGR of its obligations under this Agreement.  WGR has the requisite power and authority to carry on its business as it is now being conducted and to own all of its properties and assets, except as would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on WGR and would not prevent, materially delay or materially impede the performance by WGR of its obligations under this Agreement.

Section 3.2          Power and Authority.  WGR has the power and authority to enter into this Agreement and each agreement and instrument to be executed and delivered by WGR pursuant hereto and to perform all of its obligations and consummate the transactions contemplated hereby and thereby.  WGR has taken all necessary and appropriate actions to authorize, execute and deliver this Agreement and each agreement and instrument to be executed and delivered by WGR pursuant hereto and to consummate the transactions contemplated hereby and thereby.  This Agreement has been, and each agreement and instrument to be executed and delivered by WGR pursuant hereto will be when so executed and delivered, duly and validly executed and delivered by WGR and this Agreement is, and each agreement and instrument to be executed and delivered by WGR pursuant hereto will be when so executed and delivered, a valid and binding obligation of WGR enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting the rights of creditors generally and by general principles of equity (collectively, the “Enforceability Exceptions”).

Section 3.3        No Violations.  The execution and delivery of this Agreement or any other agreement or instrument to be executed and delivered pursuant hereto by WGR does not, or when executed will not, and the consummation of the transactions contemplated hereby or thereby and the performance by WGR of the obligations that it is obligated to perform hereunder or thereunder do not:

(a)          conflict with or result in a breach of any of the provisions of the governing documents of WGR;

(b)          create any Lien on any Subject Units under any indenture, mortgage, lien, agreement, contract, commitment or instrument to which WGR is a party or its properties and assets are bound;

(c)        conflict with any municipal, state or federal ordinance, law (including common law), rule, regulation, judgment, order, writ, injunction, or decree (collectively, “Laws”) applicable to WGR; or

(d)         conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both) or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, any indenture, mortgage, lien or agreement, contract, commitment or instrument to which WGR is a party or otherwise bound or to which any of its properties and assets are subject;

except, in the case of clauses (b), (c) and (d), as would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on WGR and would not prevent, materially delay or materially impede the performance by WGR of its obligations under this Agreement.

Section 3.4          No Brokers.  No action has been taken by or on behalf of WGR that would give rise to any valid claim against WES or its Affiliates for a brokerage commission, finder’s fee or other like payment with respect to the matters contemplated hereby.

Section 3.5        Disclaimer of Warranties.  Except as expressly set forth in this ARTICLE III or in any agreement or instrument to be executed by WGR in connection with the transactions contemplated hereby, WGR makes no representation or warranty whatsoever and disclaims all liability and responsibility for any other representation, warranty, statement or information made or communicated (orally or in writing), including, without limitation, any opinion, information or advice that may have been provided by any officer, shareholder, member, partner, director, employee, agent or consultant of WGR or any of its Affiliates.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF WES

WES hereby represents and warrants to WGR that:

Section 4.0         Organization and Existence.  WES is a limited partnership, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in each jurisdiction where the nature of its business or the ownership of its properties requires it to be qualified, except to the extent that the failure to be so qualified would not be reasonably likely to have, individually or in the aggregate, a material adverse effect and would not prevent, materially delay or materially impede the performance by WES of its obligations under this Agreement.  WES has the requisite power and authority to carry on its business as it is now being conducted and to own all of its properties and assets, except as would not be reasonably likely to have, individually or in the aggregate, a material adverse effect and would not prevent, materially delay or materially impede the performance by WES of its obligations under this Agreement.

Section 4.1       Power and Authority.  WES has the limited partnership power and authority to enter into this Agreement and each agreement and instrument to be executed and delivered by WES pursuant hereto, and to perform all of its obligations and consummate the transactions contemplated hereby and thereby.  WES has taken all necessary and appropriate limited partnership actions to authorize, execute and deliver this Agreement and each agreement and instrument to be executed and delivered by WES pursuant hereto and to consummate the transactions contemplated hereby and thereby.  This Agreement has been, and each agreement and instrument to be executed and delivered by WES pursuant hereto will be when so executed and delivered, duly and validly executed and delivered by WES and this Agreement is, and each agreement and instrument to be executed and delivered by WES pursuant hereto will be when so executed and delivered, a valid and binding obligation of WES enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

Section 4.2        No Violations.  The execution and delivery of this Agreement or any other agreement or instrument to be executed and delivered pursuant hereto by WES does not, or when executed will not, and the consummation of the transactions contemplated hereby or thereby and the performance by WES of the obligations that it is obligated to perform hereunder or thereunder do not, and at the Closing will not:

(a)          conflict with or result in a breach of any of the provisions of the Partnership Agreement or any other Group Member Agreement of the Partnership Group;

(b)        create any Lien on any property or assets of any Group Member under any indenture, mortgage, lien, agreement, contract, commitment or instrument to which any Group Member is a party or their respective properties and assets are bound;

(c)          conflict with any Laws applicable to any Group Member; or

(d)         conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both) or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, any indenture, mortgage, lien or agreement, contract, commitment or instrument to which any Group Member is a party or otherwise bound or to which any of their respective properties and assets are subject;

except, in the case of clauses (b), (c) and (d), as would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on the Partnership Group, taken as a whole, and would not prevent, materially delay or materially impede the performance by WES of its obligations under this Agreement.

Section 4.3          No Brokers.  No action has been taken by or on behalf of WES or the Special Committee that would give rise to any valid claim against WGR or its Affiliates for a brokerage commission, finder’s fee or other like payment with respect to the matters contemplated hereby.

Section 4.4        Sufficiency of Funds.  WES has sufficient unrestricted cash on hand or undrawn amounts immediately available under existing credit facilities to enable WES to consummate on a timely basis the transactions contemplated by this Agreement in accordance with the terms hereof.

Section 4.5        Disclaimer of Warranties.  Except as expressly set forth in this ARTICLE IV or in any agreement or instrument to be executed by WES in connection with the transactions contemplated hereby, WES makes no representations or warranties whatsoever and disclaims all liability and responsibility for any other representation, warranty, statement or information made or communicated (orally or in writing), including, without limitation, any opinion, information or advice that may have been provided by any officer, shareholder, member, partner, director, employee, agent or consultant of WES or any of its Affiliates.

Section 4.6          Not Prompted to Purchase.  WES confirms that it is not aware of any material fact concerning the Partnership Group that could reasonably be expected to have a material impact to the trading price of WES Common Units on the New York Stock Exchange.

ARTICLE V.

COVENANTS

Section 5.0        Further Assurances.  In case at any time after the Closing any further action is necessary to carry out the transactions contemplated hereby or the purposes of this Agreement, each of the Parties will take such further action as the other Party may reasonably request, all at the sole cost and expense of the requesting Party.

Section 5.1        Tax Treatment of the Transaction.  The Parties intend that WES’s purchase of the Subject Units in exchange for the consideration described in Section 2.0 will be treated for U.S. federal income tax purposes as a distribution by WES to WGR pursuant to Section 731 of the Code and Treasury Regulations Section 1.731-1(a) (the “Intended Tax Treatment”).  Each Party shall, and shall cause its controlled Affiliates to, file all Tax returns and other reports consistent with the Intended Tax Treatment, unless required by Law to do otherwise.

ARTICLE VI.

MISCELLANEOUS

Section 6.0          Binding Effect; Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the respective Parties and their permitted successors and assigns.  No Party may assign or delegate its rights or obligations under this Agreement without the prior written consent of the other Parties, which consent may be withheld for any reason.  Any purported assignment in violation of the foregoing shall be null and void.

Section 6.1          Entire Understanding; Headings and Amendments.

(a)         This Agreement and all documents to be executed and delivered pursuant hereto constitute the entire understanding between the Parties with respect to the transactions contemplated hereby, and supersede all previous agreements of any sort with respect thereto.  Article headings are included only for purposes of convenience and shall not be construed as a part of this Agreement or in any way affecting the meaning of the provisions of this Agreement or its interpretation.

(b)         This Agreement may not be amended or modified orally and no amendment or modification shall be valid unless in writing and signed by the Parties; provided, however, no such amendment or modification shall be effective unless and until it has been approved by the Special Committee.

Section 6.2         Rights of Third Parties.  This Agreement shall not be construed to create any express or implied rights in any persons other than the Parties.

Section 6.3          Notices.  All notices shall be in writing and shall be delivered or sent by first-class mail, postage prepaid, overnight courier or by means of electronic transmission.  Any notice sent shall be addressed as follows:

(a)          If to WGR:

Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, Texas 77046
Attention: Secretary of Western Gas Resources, Inc.

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Attention:          John M. Greer
Email:          john.greer@lw.com

(b)          If to WES:

Western Midstream Partners, LP
9950 Woodloch Forest Drive
The Woodlands, TX  77380
Attention: General Counsel

With copies (which shall not constitute notice) to:

Western Midstream Partners, LP
9950 Woodloch Forest Drive
The Woodlands, TX  77380
Attention: Chairman, Special Committee

Section 6.4         Choice of Law; Submission to Jurisdiction.  This Agreement, and any claim or dispute arising hereunder or relating hereto, shall be subject to and governed by the laws of the State of Delaware, excluding any conflicts-of-law rule or principle that might refer the construction or interpretation of this Agreement to the laws of another state.  EACH OF THE PARTIES AGREES THAT THIS AGREEMENT INVOLVES AT LEAST U.S. $100,000.00 AND THAT THIS AGREEMENT HAS BEEN ENTERED INTO IN EXPRESS RELIANCE UPON 6 Del. C. § 2708.  EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY AGREES (i) TO BE SUBJECT TO THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND OF THE FEDERAL COURTS SITTING IN THE STATE OF DELAWARE, AND (ii) TO THE EXTENT SUCH PARTY IS NOT OTHERWISE SUBJECT TO SERVICE OF PROCESS IN THE STATE OF DELAWARE, TO APPOINT AND MAINTAIN AN AGENT IN THE STATE OF DELAWARE AS SUCH PARTY’S AGENT FOR ACCEPTANCE OF LEGAL PROCESS AND TO NOTIFY THE OTHER PARTY OF THE NAME AND ADDRESS OF SUCH AGENT.  EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 6.5         Time of the Essence.  Time is of the essence in the performance of this Agreement in all respects.  If the date specified herein for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.

Section 6.6        Damage Limitations. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, TO THE FULLEST EXTENT PERMITTED BY LAW, NO PARTY HERETO SHALL BE ENTITLED TO RECOVER FROM ANY OTHER PARTY HERETO ANY AMOUNT IN RESPECT OF EXEMPLARY, PUNITIVE, REMOTE OR SPECULATIVE DAMAGES, EXCEPT, IN EACH CASE, TO THE EXTENT SUCH DAMAGES ARE FINALLY AND JUDICIALLY DETERMINED AND PAID TO AN UNAFFILIATED THIRD PARTY.  THE FOREGOING LIMITATIONS ON LIABILITY SHALL APPLY EVEN IN THE EVENT OF THE SOLE, JOINT, AND/OR CONCURRENT, ACTIVE OR PASSIVE NEGLIGENCE, STRICT LIABILITY OR FAULT OF THE PARTY WHOSE LIABILITY IS LIMITED (EXCLUDING GROSS NEGLIGENCE, FRAUD OR WILLFUL MISCONDUCT).

Section 6.7          Waiver and Severability.

(a)          No waiver, either express or implied, by any Party hereto of any term or condition of this Agreement or right to enforcement thereof shall be effective, unless such waiver is in writing and signed by each Party.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way adversely affect the rights of the Party granting such waiver in any other respect or at any other time.  The failure of any Party to exercise any rights or privileges under this Agreement shall not be construed as a waiver of any such rights or privileges under this Agreement.  The rights and remedies provided in this Agreement are cumulative and, except as otherwise expressly provided in this Agreement, none is exclusive of any other or of any rights or remedies that any Party may hereunder or otherwise have at law or in equity.

(b)          Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 6.8          Costs and Expenses.  Except as otherwise specifically provided in this Agreement, each Party will bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby.

Section 6.9          Counterpart Execution.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

WESTERN GAS RESOURCES, INC.

By:	/s/ Jaime R. Casas
Name:	Jaime R. Casas
Title:	Vice President and Treasurer

WESTERN MIDSTREAM PARTNERS, LP

By:	Western Midstream Holdings, LLC, its general partner

By:	/s/ Scott M. Peterson
Name:	Scott M. Peterson
Title:	Vice President and Treasurer

Signature Page to Unit Purchase Agreement